SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Investor Update: GOL Adjusts 3Q21 Expectations

São Paulo, October 11, 2021 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), Brazil’s largest airline, today provides an Investor Update on its expectations for the third quarter of 2021. The Company exceeded its financial forecasts during the quarter, despite the exchange rate devaluation. The information below is preliminary and unaudited. The Company will discuss its 3Q21 results in a conference call on November 9, 2021.

Richard Lark, CFO, commented: “Our focus heading into 4Q21 is on diligently matching our capacity to rising demand in the business travel segment, as well as leisure travel in advance of the holiday season, increasing seat inventory for Black Friday sales and the return of international routes to Punta Cana, Cancun and Montevideo.”

3Q21 Commentary

•     GOL expects a Loss Per Share (EPS) and a Loss Per American Depositary Share (EPADS) for 3Q21 of approximately R$2.58[1] and US$0.99[1], respectively.

•     EBITDA[2] margin for the third quarter, excluding non-operating and non-recurring expenses, is expected to be 22% to 24%, a decrease in relation to the margin for the quarter ended in September 2020 (29%2).

•     Passenger unit revenue (PRASK) for the 3Q21 is expected to be approximately 5% higher year-over-year. GOL anticipates unit revenue (RASK) to be 5% higher when compared to 3Q20. Daily sales ended the quarter at around R$28 million, representing a 48% increase over the end of 2Q21. With an 82% load factor in the quarter, GOL continues to effectively match supply with demand.

•     Non-fuel unit costs (CASK ex-fuel) for 3Q21, excluding non-operating and non-recurring expenses, are expected to decrease approximately 11%[2] compared to 3Q20 reported CASK ex-fuel, primarily due to 82% higher ASKs. Fuel unit costs (CASK fuel) are expected to increase by approximately 45% year-over-year, mainly due to an 49% increase in the average fuel price, which is partially offset by the higher fuel efficiency consumption of MAX aircraft.

•     GOL’s financial leverage, as measured by the Net Debt4/LTM EBITDA ratio, was approximately 10x at the end of September 2021. The Company amortized around R$518 million of total debt in the quarter, including R$100 million of financial debt and R$418 million of aircraft lease debt. In October 2021, GOL finalized the terms for the refinancing of R$1.2 billion of short-term debt, with a final maturity in 2024, bringing the Company to its lowest levels of short-term debt since 2014. The average tenor of GOL’s liabilities has been raised to 3.3 years.

•     Liquidity at the end of the September 2021 was approximately R$1.8 billion, comprised of R$1.1 billion in cash and investments, and R$0.7 billion in receivables. Including the financeable amounts of deposits, GOL’s liquidity sources total approximately R$3.8 billion. This is consistent with the Company’s liquidity levels throughout the pandemic.

•     GOL plans to increase its 4Q21 capacity by approximately 30% over 3Q21, in anticipation of stronger seasonal demand.

•     In 3Q21, Gross Global Scope 1 emissions were approximately 508.2 thousand metric tons of CO2, an 80% increase versus 2Q21, while Total Fuel Consumed was 33.9 thousand liters per RPK, 5% higher compared to 2Q21. The Greenhouse Gas Emissions per Flight Hour were around 8.4 tons of CO2, stable versus the 2Q21.

1

Investor Update: GOL Adjusts 3Q21 Expectations

Preliminary and Unaudited Projections 3Q21

Domestic Routes Served (average) / % of 2019

Average Operating Fleet / % of 2019

Net Operating Revenues (R$ BN) / % of 2019

Load Factor

EBITDA Margin[2]

EBIT Margin[2]

Capex (R$ MM)

Net Cash Generation (R$MM/day)[3]

Other Revenue (cargo, loyalty, other)

Average fuel price per liter

Avg. exchange rate / End of 3Q21 exchange rate

Gross Global Scope 1 emissions (000 m t CO2)

Total Fuel Consumed (1,000 liters per RPK)

Greenhouse Gas Emissions/Flight Hour (t CO2)

Passenger unit revenue (PRASK)

Operating CASK Ex-fuel[2]

Total Demand – RPK

Total Capacity – ASK

Total Capacity – Seats

3Q21 ~134 / 84% ~76 / 66% ~1.8 / 50% 81.5% 22% - 24% 15% - 17% ~110 Neutral ~10% of revenues R$3.42 - R$3.48 R$5.23 / R$5.44 ~508.2 ~33.9 ~8.4 3Q21 vs. 3Q20 Up ~5% Down ~11% Up ~87% Up ~82% Up ~90%
1.	Excluding gains and losses on currency and Exchangeable Senior Notes.
2.	Excluding non-operating expenses and depreciation related to fleet idleness and personnel costs not directly related to operations of approximately R$926 million in 3Q21, of which R$510 million had no cash effect, and R$922 million in 3Q20, of which R$705 million had no cash effect.
3.	Includes advances from clients of R$233 million.
4.	Excluding Perpetual Notes and Exchangeable Senior Notes.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

Media Relations

Becky Nye, Montieth & Company
bnye@montiethco.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL is Brazil's largest airline, leader in the corporate and leisure segments. Since its founding in 2001, it has been the airline with the lowest unit cost in Latin America, which has enabled the democratization of air transportation. The Company has alliances with American Airlines and Air France-KLM, in addition to making available to Customers many codeshare and interline agreements, bringing more convenience and ease of connections to any place served by these partnerships. With the purpose of "Being First for Everyone", GOL offers the best travel experience to its passengers, including: the largest inventory of seats and the most legroom; the most complete platform with internet, movies and live TV; and the best loyalty program, SMILES. In cargo transportation, GOLLOG delivers parcels to various regions in Brazil and abroad. The Company has a team of 15,000 highly qualified airline professionals focused on Safety, GOL's number one value, and operates a standardized fleet of 127 Boeing 737 aircraft. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

2

Investor Update: GOL Adjusts 3Q21 Expectations

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “Adjusted Net Debt”, “total liquidity” and "EBITDA". The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

****

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer